UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
U.S. XPRESS ENTERPRISES, INC.
(Name of Subject Company (issuer))
NEW MOUNTAIN LAKE HOLDINGS, LLC
NEW MOUNTAIN LAKE ACQUISITION COMPANY
PATRICK E. QUINN
MAX L. FULLER
QUINN FAMILY PARTNERS
MAX FULLER FAMILY LIMITED PARTNERSHIP
(Names of Filing Persons (Offerors))
Class A Common Stock, Par Value $.01 per Share
(Title of Class of Securities)
90338N103
(CUSIP Number of Class of Securities)
Patrick E. Quinn
4080 Jenkins Road
Chattanooga, Tennessee 37421
Telephone: (423) 255-9757
Facsimile: (423) 510-4003
(Name, address, and telephone numbers of person authorized
to receive notices and communications on behalf of filing persons)
Copy to:
Mark Scudder, Esq.
David J. Routh, Esq.
Scudder Law Firm P.C., L.L.O.
411 South 13th Street, 2nd Floor
Lincoln, NE 68508
Telephone: (402) 435-3223
Facsimile: (402) 435-4239
Calculation of Filing Fee

Transaction valuation*	Amount of filing fee**
$191,704,936	$5,885.34
*	Estimated for purposes of calculating the filing fee only. This calculation assumes the purchase in cash of all outstanding shares of Class A Common Stock, par value $0.01 per share, of U.S. Xpress Enterprises, Inc. (the “Class A Shares”), other than Class A Shares already owned by the filing persons at a price of $20.10 per share and assumes the purchase of all Class A Shares issuable upon exercise of outstanding options. As of August 1, 2007, there were approximately 9,537,559 Class A Shares outstanding on a fully diluted basis (treating as outstanding all Class A Shares subject to outstanding options) not beneficially owned by the filing persons.

**	The filing fee is calculated by multiplying the transaction valuation by 0.0000307.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable	Filing Party:	Not applicable
Form or Registration No.:	Not applicable	Dated Filed:	Not applicable
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
          Check the appropriate boxes below to designate any transactions to which the statement relates:
☑	third-party tender offer subject to rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☑	going private transaction subject to Rule 13e-3.

☑	Amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

CUSIP No.	90338N103

1	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only) New Mountain Lake Holdings, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

BK

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

-0-

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

CUSIP No.:	90338N103

1	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only) New Mountain Lake Acquisition Company

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

BK

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

-0-

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

CUSIP No.:	90338N103

1	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only) Patrick E. Quinn

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

BK

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		3,043,978 (1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		300,000 (2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,975,228 (3)

WITH	10	SHARED DISPOSITIVE POWER

300,000 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,343,978 (4)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

21.4%(5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

(1)	Comprised of (i) 1,372,105 shares of Class A Common Stock, par value $0.01 per share (the “Class A Shares”), of U.S. Xpress Enterprises, Inc. (“U.S. Xpress”) owned directly by Patrick E. Quinn, (ii) 68,750 unvested restricted Class A Shares granted to Mr. Quinn as to which Mr. Quinn exercises voting power, (iii) currently exercisable options to purchase 80,000 Class A Shares, (iv) 1,520,131 shares of Class B Common Stock, par value $0.01 per share (the “Class B Shares”) owned directly by Patrick E. Quinn, and (v) 2,992 Class A Shares held in Mr. Quinn’s 401(k) account (with the number of Class A Shares being equal to Mr. Quinn’s September 7, 2007 account balance (the latest balance available under the XPRE$$AVINGS 401(k) Plan) divided by the closing price on September 7, 2007). The employer’s stock fund of the XPRE$$AVINGS 401(k) Plan is unitized and as such does not itself allocate a specific number of Class A Shares to each participant.

(2)	Comprised of 300,000 Class A Shares owned by Quinn Family Partners. Mr. Quinn’s spouse holds the sole power to vote and dispose of such Class A Shares as the Managing Partner of Quinn Family Partners.

(3)	Comprised of (i) 1,372,105 Class A Shares owned directly by Patrick E. Quinn, (ii) currently exercisable options to purchase 80,000 Class A Shares, (iii) 1,520,131 Class B Shares owned directly by Patrick E. Quinn, and (iv) 2,992 Class A Shares held in Mr. Quinn’s 401(k) account (with the number of Class A Shares being equal to Mr. Quinn’s September 7, 2007 account balance (the latest balance available under the XPRE$$AVINGS 401(k) Plan) divided by the closing price on September 7, 2007).

(4)	Comprised of (i) 1,372,105 Class A Shares owned directly by Patrick E. Quinn, (ii) 68,750 unvested restricted Class A Shares granted to Mr. Quinn as to which Mr. Quinn exercises voting power, (iii) currently exercisable options to purchase 80,000 Class A Shares, (iv) 1,520,131 Class B Shares owned directly by Patrick E. Quinn, (v) 2,992 Class A Shares held in Mr. Quinn’s 401(k) account (with the number of Class A Shares being equal to Mr. Quinn’s September 7, 2007 account balance (the latest balance available under the XPRE$$AVINGS 401(k) Plan) divided by the closing price on September 7, 2007), and (vi) 300,000 Class A Shares owned by Quinn Family Partners. Mr. Quinn’s spouse holds the sole power to vote and dispose of such Class A Shares as the Managing Partner of Quinn Family Partners.

(5)	Based on 12,508,228 Class A Shares and 3,040,262 Class B Shares, in each case outstanding as of August 1, 2007. In computing this percentage, the currently exercisable options to purchase 80,000 Class A Shares are also included in the outstanding Class A Shares. The Class B Shares are entitled to two votes per share so long as the Class B Shares are owned by Patrick E. Quinn or Max L. Fuller, or certain members of their immediate families. In the event that any Class B Shares cease to be owned by the foregoing, then such shares that are no longer so owned are automatically converted to Class A Shares. The Class B Shares are not registered under Section 12 of the Securities Exchange Act of 1934.

CUSIP No.	90338N103

1	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (enitities only) Max L. Fuller

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

BK

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		2,870,294 (1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		344,916 (2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,801,544 (3)

WITH	10	SHARED DISPOSITIVE POWER

344,916 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,215,210 (4)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

20.6%(5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

(1)	Comprised of (i) 1,190,084 Class A Shares owned directly by Max L. Fuller, (ii) 68,750 unvested restricted Class A Shares granted to Mr. Fuller as to which Mr. Fuller exercises voting power, (iii) currently exercisable options to purchase 80,000 Class A Shares, (iv) 1,520,131 Class B Shares owned directly by Max L. Fuller, and (v) 11,329 Class A Shares held in Mr. Fuller’s 401(k) account (with the number of Class A Shares being equal to Mr. Fuller’s September 7, 2007 account balance (the latest balance available under the XPRE$$AVINGS 401(k) Plan) divided by the closing price on September 7, 2007). The employer’s stock fund of the XPRE$$AVINGS 401(k) Plan is unitized and as such does not itself allocate a specific number of Class A Shares to each participant.

(2)	Comprised of 344,916 Class A Shares owned by the Max Fuller Family Limited Partnership. Mr. Fuller’s spouse holds the sole power to vote and dispose of such Class A Shares as the General Partner of the Max Fuller Family Limited Partnership.

(3)	Comprised of (i) 1,190,084 Class A Shares owned directly by Max L. Fuller, (ii) currently exercisable options to purchase 80,000 Class A Shares, (iii) 1,520,131 Class B Shares owned directly by Max L. Fuller, and (iv) 11,329 Class A Shares held in Mr. Fuller’s 401(k) account (with the number of Class A Shares being equal to Mr. Fuller’s September 7, 2007 account balance (the latest balance available under the XPRE$$AVINGS 401(k) Plan) divided by the closing price on September 7, 2007).

(4)	Comprised of (i) 1,190,084 Class A Shares owned directly by Max L. Fuller, (ii) 68,750 unvested restricted Class A Shares granted to Mr. Fuller as to which Mr. Fuller exercises voting power, (iii) currently exercisable options to purchase 80,000 Class A Shares, (iv) 1,520,131 Class B Shares owned directly by Max L. Fuller, (v) 11,329 Class A Shares held in Mr. Fuller’s 401(k) account (with the number of Class A Shares being equal to Mr. Fuller’s September 7, 2007 account balance (the latest balance available under the XPRE$$AVINGS 401(k) Plan) divided by the closing price on September 7, 2007), and (vi) 344, Class A Shares owned by the Max Fuller Family Limited Partnership. Mr. Fuller’s spouse holds the sole power to vote and dispose of such Class A Shares as the General Partner of the Max Fuller Family Limited Partnership.

(5)	Based on 12,508,228 Class A Shares and 3,040,262 Class B Shares, in each case outstanding as of August 1, 2007. In computing this percentage, the currently exercisable options to purchase 80,000 Class A Shares are also included in the outstanding Class A Shares. The Class B Shares are entitled to two votes per share so long as the Class B Shares are owned by Patrick E. Quinn or Max L. Fuller, or certain members of their immediate families. In the event that any Class B Shares cease to be owned by the foregoing, then such shares that are no longer so owned are automatically converted to Class A Shares. The Class B Shares are not registered under Section 12 of the Securities Exchange Act of 1934.

CUSIP No.:	90338N103

1	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only) Quinn Family Partners

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

BK

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		300,000 (1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

300,000 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

300,000 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.9% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

(1)	Comprised of 300,000 Class A Shares owned by Quinn Family Partners. Mr. Quinn’s spouse holds the sole power to vote and dispose of such Class A Shares as the Managing Partner of Quinn Family Partners.

(2)	Based on 12,508,228 Class A Shares and 3,040,262 Class B Shares, in each case outstanding as of August 1, 2007. The Class B Shares are entitled to two votes per share so long as the Class B Shares are owned by Patrick E. Quinn or Max L. Fuller, or certain members of their immediate families. In the event that any Class B Shares cease to be owned by the foregoing, then such shares that are no longer so owned are automatically converted to Class A Shares. The Class B Shares are not registered under Section 12 of the Securities Exchange Act of 1934.

CUSIP No.:	90338N103

1	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only) Max Fuller Family Limited Partnership

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

BK

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		344,916 (1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

344,916 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

344,916 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.2%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

(1)	Comprised of 344,916 Class A Shares owned by the Max Fuller Family Limited Partnership and as to which Max L. Fuller shares voting and investment power as a result of his relationship with his wife, who holds the sole power to vote and dispose of such Class A Shares as the General Partner of the Max Fuller Family Limited Partnership.

(2)	Based on 12,508,228 Class A Shares and 3,040,262 Class B Shares, in each case outstanding as of August 1, 2007. The Class B Shares are entitled to two votes per share so long as the Class B Shares are owned by Patrick E. Quinn or Max L. Fuller, or certain members of their immediate families. In the event that any Class B Shares cease to be owned by the foregoing, then such shares that are no longer so owned are automatically converted Class A Shares. The Class B Shares are not registered under Section 12 of the Securities Exchange Act of 1934.

     This Tender Offer Statement and Schedule 13E-3 Transaction Statement on Schedule TO (this "Schedule TO”) relates to the tender offer by New Mountain Lake Acquisition Company, a Nevada corporation (“Purchaser”) and a wholly owned subsidiary of New Mountain Lake Holdings, LLC, a Nevada limited liability company (“Holding Company”), to purchase for cash all outstanding shares of Class A Common Stock, par value $0.01 per share (the “Class A Shares”), of U.S. Xpress Enterprises, Inc., a Nevada corporation, at a price of $20.10 per Class A Share, net to the seller in cash (the “Offer Price”), without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, a copy of which is attached hereto as Exhibit (a)(1)(i), and in the related Letter of Transmittal, a copy of which is attached hereto as Exhibit (a)(1)(ii) (which, together with the Offer to Purchase, any amendments or supplements thereto, collectively constitute the “Offer”).
     This Schedule TO also amends and supplements the Amendment No. 2 to Schedule 13D filed by Purchaser, Holding Company, Max L. Fuller, Patrick E. Quinn, Quinn Family Partners, and the Max Fuller Family Limited Partnership on September 11, 2007.
     The information set forth in the Offer to Purchase, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to all the items of this Schedule TO, except as otherwise set forth below.
ITEM 1. SUMMARY TERM SHEET.
     The information set forth in the “Summary Term Sheet” in the Offer to Purchase is incorporated herein by reference.
ITEM 2. SUBJECT COMPANY INFORMATION.
(a) The name of the subject company is U.S. Xpress Enterprises, Inc., a Nevada corporation (“U.S. Xpress”). U.S. Xpress’s principal executive offices are located at 4080 Jenkins Road, Chattanooga, Tennessee 37421 and its telephone number is (423) 510-3308. In addition, the information set forth in “The Tender Offer — Section 7. Certain Information Concerning U.S. Xpress” of the Offer to Purchase is incorporated herein by reference.
(b) This Schedule TO relates to Purchaser’s offer to purchase all outstanding Class A Shares, other than Class A Shares already owned by Purchaser, Holding Company, Patrick E. Quinn, Max L. Fuller, Quinn Family Partners, and the Max Fuller Family Limited Partnership. According to U.S. Xpress, as of August 1, 2007, there were 12,508,228 Class A Shares issued and outstanding, including 378,130 restricted Class A Shares, and, as of August 1, 2007, there were outstanding options to purchase an aggregate of 548,115 Class A Shares. Additionally, the information set forth on the cover page and in “Introduction” of the Offer to Purchase is incorporated herein by reference.
(c) The information set forth in “The Tender Offer — Section 6. Price Range of the Class A Shares” of the Offer to Purchase is incorporated herein by reference.
ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.
(a), (b) This Schedule TO is filed by Purchaser, Holding Company, Patrick E. Quinn, Max L. Fuller, Quinn Family Partners, and the Max Fuller Family Limited Partnership. The information set forth in "Summary Term Sheet” and “The Tender Offer — Section 8. Certain Information Concerning Purchaser, Holding Company, and the Continuing Investors” of the Offer to Purchase and on Schedule A thereto is incorporated herein by reference.
(c) The information set forth in “The Tender Offer — Section 8. Certain Information Concerning Purchaser, Holding Company, and the Continuing Investors” of the Offer to Purchase and on Schedule A thereto is incorporated herein by reference. During the last five years, none of Purchaser, Holding Company, Patrick E. Quinn, Max L. Fuller, Quinn Family Partners, or the Max Fuller Family Limited Partnership, nor, to the best of their knowledge, any of the persons listed in Schedule A to the Offer to Purchase has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and (ii) none of Purchaser, Holding Company, Patrick E. Quinn, Max L. Fuller, Quinn Family Partners, or the Max Fuller Family Limited Partnership, nor, to the best of their knowledge, any of the persons listed in Schedule A to the Offer to Purchase has, during the past five (5) years, been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree, or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws. Unless otherwise noted on Schedule A to the Offer to Purchase, the persons listed on Schedule A to the Offer to Purchase are citizens of the United States.
ITEM 4. TERMS OF THE TRANSACTION.
(a) The information set forth in “Summary Term Sheet”, “Introduction”, “Special Factors — Section 2. Purpose of the Offer; Purchaser’s Plans for U.S. Xpress; Consideration of Alternatives”, “Special Factors — Section 3. Certain Effects of the Offer and Merger”, “The Tender Offer — Section 1. Terms of the Offer”, “The Tender Offer — Section 2. Acceptance for Payment and Payment for Class A Shares”, “The Tender Offer — Section 3. Procedures for Tendering Class A Shares”, “The Tender Offer — Section 4. Rights of Withdrawal”, and “The Tender Offer — Section 5. Material United States Federal Income Tax Consequences of the Offer and Merger” of the Offer to Purchase is incorporated herein by reference.
ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.
(a) The information set forth in “Special Factors — Section 8. Transactions and Arrangements Concerning the Class A Shares” and “Special Factors — Section 9. Related Party Transactions” of the Offer to Purchase is incorporated herein by reference. Except as disclosed above in this Item 5(a), during the past two years, there have been no transactions that would be required to be disclosed under this Item 5(a) between any of Purchaser, Holding Company, Patrick E. Quinn, Max L. Fuller, Quinn Family Partners, the Max Fuller Family Limited Partnership or, to the best knowledge of Purchaser, Holding Company, Patrick E. Quinn, Max L. Fuller, Quinn Family Partners, and the Max Fuller Family Limited Partnership, any of the persons listed on Schedule A to the Offer to Purchase, and U.S. Xpress or any of its executive officers, directors, or affiliates.
(b) The information set forth in “Introduction”, “Special Factors — Section 1. Background of the Offer” and “Special Factors — Section 8. Transactions and Arrangements Concerning the Class A Shares” of the Offer to Purchase is incorporated herein by reference. Except as set forth in “Introduction”, “Special Factors — Section 1. Background of the Offer”, and “Special Factors — Section 8. Transactions and Arrangements Concerning the Class A Shares” of the Offer to Purchase, there have been no negotiations, transactions, or material contacts during the past two years which would be required to be disclosed under this Item 5(b) between any of Purchaser, Holding Company, Patrick E. Quinn, Max L. Fuller, Quinn Family Partners, the Max Fuller Family Limited Partnership, or, to the best knowledge of Purchaser, Holding Company, Patrick E. Quinn, Max L. Fuller, Quinn Family Partners, and the Max Fuller Family Limited Partnership, any of the persons listed on Schedule A to the Offer to Purchase, and U.S. Xpress or its affiliates concerning a merger, consolidation, or acquisition, a tender offer or other acquisition of securities of U.S. Xpress, an election of directors of U.S. Xpress, or a sale or other transfer of a material amount of assets of U.S. Xpress.
ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.
(a) The information set forth in “Special Factors — Section 1. Background of the Offer” and “Special Factors — Section 2. Purpose of the Offer; Purchaser‘s Plans for U.S. Xpress; Consideration of Alternatives” of the Offer to Purchase is incorporated herein by reference.
(c)(1)-(7) The information set forth in “Summary Term Sheet”, “Introduction”, “Special Factors — Section 1. Background of the Offer”, “Special Factors — Section 2. Purpose of the Offer; Purchaser‘s Plans for U.S. Xpress; Consideration of Alternatives”, “Special Factors — Section 3. Certain Effects of the Offer and Merger”, “Special Factors — Section 6. Conduct of the Business of U.S. Xpress if the Offer is not Completed”, “Special Factors — Section 7. Appraisal Rights”, “The Tender Offer — Section 12. Effect of the Offer on the Market for the Class A Shares; NASDAQ Listing; Exchange Act Registration; Margin Regulations”, and “The Tender Offer — Section 10. Dividends and Distributions” of the Offer to Purchase is incorporated herein by reference.
ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
(a), (b), (d) The information set forth in “Summary Term Sheet”, “Questions and Answers about the Offer”, “Introduction”, “Special Factors — Section 1. Background of the Offer”, “The Tender Offer —Section 9. Source and

Amount of Funds”, and “The Tender Offer — Section 11. Conditions of the Offer” of the Offer to Purchase is incorporated herein by reference.
ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.
(a) The information set forth on the cover page and in “Introduction”, “Special Factors — Section 1. Background of the Offer”, “Special Factors — Section 8. Transactions and Arrangements Concerning the Class A Shares”, “The Tender Offer — Section 8. Certain Information Concerning Purchaser, Holding Company, and the Continuing Investors”, and Schedule B of the Offer to Purchase is incorporated herein by reference.
(b) Other than as set forth on Schedule B of the Offer to Purchase, and other than ordinary course purchases or sales under U.S. Xpress’s 1993 Incentive Stock Plan, 1995 Non-Employee Directors Stock Award and Option Plan, 2002 Incentive Stock Plan, 2003 Non-Employee Directors Stock Award and Option Plan, 2006 Omnibus Incentive Plan, 2003 Employee Stock Purchase Plan, and the XPRE$$ SAVINGS 401(k) Plan, (collectively, the “Company Plans”), no transactions in the Class A Shares have been effected during the past sixty (60) days by Purchaser, Holding Company, Patrick E. Quinn, Max L. Fuller, Quinn Family Partners, or the Max Fuller Family Limited Partnership, or, to the best of their knowledge, any associate or majority-owned subsidiary of any of the foregoing, U.S. Xpress, the Company Plans, or any person listed in Schedule A of the Offer to Purchase.
ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.
(a) The information set forth in “Introduction”, “Special Factors — Section 1. Background to the Offer”, and “The Tender Offer — Section 14. Fees and Expenses” of the Offer to Purchase is incorporated herein by reference.
ITEM 10. FINANCIAL STATEMENTS.
(a) Not applicable. (The information set forth in “The Tender Offer — Section 8. Certain Information Concerning Purchaser, Holding Company, and the Continuing Investors” of the Offer to Purchase is incorporated herein by reference).
(b) Not applicable. (The information set forth in “The Tender Offer — Section 8. Certain Information Concerning Purchaser, Holding Company, and the Continuing Investors” of the Offer to Purchase is incorporated herein by reference).
ITEM 11. ADDITIONAL INFORMATION.
(a) (1) The information set forth in “Special Factors — Section 1. Background to the Offer” of the Offer to Purchase is incorporated herein by reference.
(a)(2) The information set forth in “The Tender Offer — Section 2. Acceptance for Payment and Payment for Class A Shares”, “The Tender Offer — Section 3. Procedures for Tendering Class A Shares”, “The Tender Offer — Section 11. Conditions to the Offer”, and “The Tender Offer — Section 13. Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase is incorporated herein by reference.
(a)(3) The information set forth in “Summary Term Sheet”, “Questions and Answers about the Offer”, “Introduction”, “Special Factors — Section 6. Conduct of the Business of U.S. Xpress if the Offer is not Completed”, “The Tender Offer — Section 11. Conditions to the Offer”, and “The Tender Offer — Section 13. Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase is incorporated herein by reference.
(a)(4) The information set forth in “Special Factors — Section 3. Certain Effects of the Offer and Merger” and “The Tender Offer — Section 12. Effect of the Offer on the Market for the Class A Shares; NASDAQ Listing; Exchange Act Registration; Margin Regulations” of the Offer to Purchase is incorporated herein by reference.
(a)(5) Not applicable.

(b) The information set forth in the Letter of Transmittal and in “Special Factors — Section 5. Preliminary Report of Stifel Nicolaus to Purchaser” and “The Tender Offer — Section 7. Certain Information Concerning U.S. Xpress” of the Offer to Purchase is incorporated herein by reference.
ITEM 12. EXHIBITS.

(a)(1)(i)	Offer to Purchase dated September 12, 2007.

(a)(1)(ii)	Letter of Transmittal.

(a)(1)(iii)	Notice of Guaranteed Delivery.

(a)(1)(iv)	Letter from the Dealer Manager to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(v)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(vi)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(1)(vii)	Form of Summary Advertisement, published in Investor’s Business Daily on September 12, 2007.

(a)(1)(viii)	Trustee Direction Form.

(a)(1)(ix)	Form of Letter to Participants in U.S. Xpress’s 401(K) Retirement and Savings Plan.

(a)(1)(x)	Text of Press Release issued by Patrick E. Quinn and Max L. Fuller, on behalf of their corporation, Mountain Lake Acquisition Company on June 22, 2007 (incorporated by reference to Exhibit 99.1 of the Schedule TO filed by Mountain Lake Holding Company, Mountain Lake Acquisition Company, Patrick E. Quinn, and Max L. Fuller on June 22, 2007) (File No. 005-44771).

(a)(1)(xi)	Memorandum, including questions and answers, made available by Patrick E. Quinn and Max L. Fuller to U.S. Xpress Enterprises, Inc.’s employees, dated June 22, 2007 (incorporated by reference to Exhibit 99.3 of Schedule TO filed by Mountain Lake Holding Company, Mountain Lake Acquisition Company, Patrick E. Quinn, and Max L. Fuller on June 22, 2007) (File No. 005-44771).

(a)(1)(xii)	Proposal letter to the Board of Directors of U.S. Xpress Enterprises, Inc. from Patrick E. Quinn and Max L. Fuller, on behalf of their corporation, Mountain Lake Acquisition Company, on June 22, 2007 (incorporated by reference to Exhibit 99.1 of Schedule TO filed by Mountain Lake Holding Company, Mountain Lake Acquisition Company, Patrick E. Quinn, and Max L. Fuller on June 22, 2007 (File No. 005-44771)).

(a)(1)(xiii)	Text of Press Release issued by Patrick E. Quinn and Max L. Fuller, on behalf of their corporation, New Mountain Lake Acquisition Company, on September 10, 2007 (incorporated by reference to Exhibit 99.1 of Schedule TO filed by New Mountain Lake Holdings, LLC, New Mountain Lake Acquisition Company, Quinn Family Partners, Max Fuller Family Limited Partnership, Patrick E. Quinn, and Max L. Fuller on September 11, 2007 (File No. 005-44771)).

(a)(5)	Complaint of Ronald S. Wiesenthal, individually and on behalf of all others similarly situated, against U.S. Xpress Enterprises, Inc., et al., Case No. 07 01958, filed in the District Court of Washoe County, Nevada on August 28, 2007.

(b)(i)	Financing Commitment letter, dated June 22, 2007, from SunTrust Bank and SunTrust Capital Markets Inc. to Mountain Lake Acquisition Company (incorporated by reference to Exhibit 4 of Schedule 13D filed by Patrick E. Quinn, Max L. Fuller, Quinn Family Partnership, Max Fuller Limited Partnership, LLP, and Mountain Lake Acquisition Company on June 22, 2007 (as amended by Amendment No. 1 to Schedule 13D filed on June 25, 2007) (File No. 005-44771)).

(b)(ii)	Restated Financing Commitment letter, dated September 7, 2007, from SunTrust Bank and SunTrust Robinson Humphrey, Inc. to New Mountain Lake Acquisition Company (incorporated by reference to Exhibit 2 of Amendment No. 2 to Schedule 13D filed by New Mountain Lake Holdings, LLC, New Mountain Lake Acquisition Company, Patrick E. Quinn, Max L. Fuller, Quinn Family Partners, and the Max Fuller Family Limited Partnership on September 11, 2007 (File No. 005-44771)).

(d)(i)	Agreement of Right of First Refusal with regard to Class B Shares of U.S. Xpress dated May 11, 1994, by and between Max L. Fuller and Patrick E. Quinn (incorporated by reference to U.S. Xpress’s Registration Statement on Form S-1, filed on May 20, 1994 (File No. 33-79208)).

(d)(ii)	Salary Continuation Agreement dated June 10, 1993, by and between U.S. Xpress and Max L. Fuller (incorporated by reference to U.S. Xpress’s Registration Statement on Form S-1, filed on May 20, 1994 (File No. 33-79208)).

(d)(iii)	Salary Continuation Agreement dated June 10, 1993, by and between U.S. Xpress and Patrick E. Quinn (incorporated by reference to U.S. Xpress’s Registration Statement on Form S-1, filed on May 20, 1994 (File No. 33-79208)).

(d)(iv)	Lease dated January 28, 1994, by and between Patrick E. Quinn and Max L. Fuller, as lessors, and U.S. Xpress, as lessee, for certain real property situated in the County of Whitfield, State of Georgia (incorporated by reference to U.S. Xpress’s quarterly report on Form 10-Q, filed on November 9, 2004 (File No. 000-24806)).

(d)(v)	Assignment of Lease and Estoppel Agreement dated August 31, 1995, by and among Patrick E. Quinn, Max L. Fuller, Q & F Realty, LLC, and U.S. Xpress, for certain real property situated in the County of Whitfield, State of Georgia (incorporated by reference to U.S. Xpress’s quarterly report on Form 10-Q, filed on November 9, 2004 (File No. 000-24806)).

(d)(vi)	Amendment to Lease dated December 1, 1995, by and between Q & F Realty, LLC and U.S. Xpress, for certain real property situated in the County of Whitfield, State of Georgia (incorporated by reference to U.S. Xpress’s quarterly report on Form 10-Q, filed on November 9, 2004 (File No. 000-24806)).

(d)(vii)	Lease dated January 28, 1994, by and between Patrick E. Quinn and Max L. Fuller, as lessors, and U.S. Xpress, as lessee, for certain real property situated in the County of Canadian, State of Oklahoma (incorporated by reference to U.S. Xpress’s quarterly report on Form 10-Q, filed on November 9, 2004 (File No. 000-24806)).

(d)(viii)	Assignment of Lease and Estoppel Agreement dated August 31, 1995, by and among Patrick E. Quinn, Max L. Fuller, Q & F Realty, LLC, and U.S. Xpress, for certain real property situated in the County of Canadian, State of Oklahoma (incorporated by reference to U.S. Xpress’s quarterly report on Form 10-Q, filed on November 9, 2004 (File No. 000-24806)).

(d)(ix)	Lease dated March 1, 1994, by and between Patrick E. Quinn and Max L. Fuller, as lessors, and Crown Transport Systems, Inc., as lessee, for certain real property situated in the County of Whitfield, State of Georgia (incorporated by reference to U.S. Xpress’s quarterly report on Form 10-Q, filed on November 9, 2004 (File No. 000-24806)).

(d)(x)	Assignment of Lease and Estoppel Agreement dated August 31, 1995, by and among Patrick E. Quinn, Max L. Fuller, Q & F Realty, LLC, and Crown Transport Systems, Inc., for certain real property situated in the County of Whitfield, State of Georgia (incorporated by reference to U.S. Xpress’s quarterly report on Form 10-Q, filed on November 9, 2004 (File No. 000-24806)).

(d)(xi)	Certified Resolutions of the Special Review Committee of the Board of Directors of U.S. Xpress Enterprises, Inc. adopted at a meeting held on July 27, 2007.

(d)(xii)	Escrow Agreement dated August 23, 2007, by and among the Company, LaSalle Bank National Association, James E. Hall, Robert J. Sudderth, John W. Murrey, III, Max L. Fuller and Patrick E. Quinn.

(d)(xiii)	Indemnification Agreement dated August 9, 2007, by and between the Company and Max L. Fuller.

(d)(xiv)	Indemnification Agreement dated August 9, 2007, by and between the Company and Patrick E. Quinn.

(g)	Not applicable.

(h)	Not applicable.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.
ITEM 2. SUBJECT COMPANY INFORMATION.
(d) The information set forth in “The Tender Offer — Section 10. Dividends and Distributions” of the Offer to Purchase is incorporated herein by reference.
(e) The information set forth in “Special Factors — Section 1. Background of the Offer” and “Special Factors — Section 8. Transactions and Arrangements Concerning the Class A Shares” of the Offer to Purchase is incorporated herein by reference.
(f) The information set forth in “Special Factors — Section 8. Transactions and Arrangements Concerning the Class A Shares” and “Schedule B — Security Ownership of Certain Beneficial Owners” of the Offer to Purchase is incorporated herein by reference.
ITEM 4. TERMS OF THE TRANSACTION.
(c) Not applicable.
(d) The information set forth in “Special Factors —Section 7. Appraisal Rights” of the Offer to Purchase is incorporated herein by reference.
(e) None.
(f) Not applicable.
ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.
(c) The information set forth in “Introduction”, “Special Factors — Section 1. Background of the Offer”, “Special Factors — Section 8. Transactions and Arrangements Concerning the Class A Shares”, and “Special Factors — Section 9. Related Party Transactions” of the Offer to Purchase is incorporated herein by reference.
(e) The information set forth in “Special Factors — Section 8. Transactions and Arrangements Concerning the Class A Shares” of the Offer to Purchase is incorporated herein by reference.
ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.
(b) The information set forth in “Special Factors — Section 2. Purpose of the Offer; Purchaser’s Plans for U.S. Xpress; Consideration of Alternatives” and “Special Factors — Section 3. Certain Effects of the Offer and Merger” of the Offer to Purchase is incorporated herein by reference.
(c)(8) The information set forth in “Special Factors — Section 2. Purpose of the Offer; Purchaser’s Plans for U.S. Xpress; Consideration of Alternatives”, “Special Factors — Section 3. Certain Effects of the Offer and Merger”, and “The Tender Offer — Section 12. Effect of the Offer on the Market for the Class A Shares; NASDAQ Listing; Exchange Act Registration; Margin Regulations” of the Offer to Purchase is incorporated herein by reference.
ITEM 7. PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.
(a) The information set forth in “Special Factors — Section 1. Background of the Offer” and “Special Factors — Section 2. Purpose of the Offer; Purchaser’s Plans for U.S. Xpress; Consideration of Alternatives” of the Offer to Purchase is incorporated herein by reference.

(b) The information set forth in “Special Factors — Section 1. Background of the Offer”, “Special Factors —Section 2. Purpose of the Offer; Purchaser’s Plans for U.S. Xpress; Consideration of Alternatives”, and “Special Factors — Section 4. Position of Purchaser, Holding Company, and the Continuing Investors Regarding Fairness of the Offer and the Merger” of the Offer to Purchase is incorporated herein by reference.
(c) The information set forth in “Special Factors — Section 1. Background of the Offer”, “Special Factors —Section 2. Purpose of the Offer; Purchaser’s Plans for U.S. Xpress; Consideration of Alternatives”, and “Special Factors — Section 4. Position of Purchaser, Holding Company, and the Continuing Investors Regarding Fairness of the Offer and the Merger” of the Offer to Purchase is incorporated herein by reference.
(d) The information set forth in “Special Factors — Section 2. Purpose of the Offer; Purchaser’s Plans for U.S. Xpress; Consideration of Alternatives”, “Special Factors — Section 3. Certain Effects of the Offer and Merger”, “Special Factors — Section 4. Position of Purchaser, Holding Company, and the Continuing Investors Regarding Fairness of the Offer and the Merger”, “The Tender Offer — Section 3. Procedures for Tendering Class A Shares”, “The Tender Offer — Section 5. Material United States Federal Income Tax Consequences of the Offer and Merger” and “The Tender Offer — Section 12. Effect of the Offer on the Market for the Class A Shares; NASDAQ Listing; Exchange Act Registration; Margin Regulations” of the Offer to Purchase is incorporated herein by reference.
ITEM 8. FAIRNESS OF THE TRANSACTION.
(a)-(e) The information set forth in “Introduction”, “Special Factors — Section 1. Background of the Offer”, “Special Factors — Section 2. Purpose of the Offer; Purchaser‘s Plans for U.S. Xpress; Consideration of Alternatives”, “Special Factors — Section 4. Position of Purchaser, Holding Company, and the Continuing Investors Regarding Fairness of the Offer and the Merger”, “The Tender Offer — Section 1. Terms of the Offer”, “The Tender Offer — Section 11. Conditions to the Offer” of the Offer to Purchase is incorporated herein by reference.
(f) Not applicable.
ITEM 9. REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS.
(a)-(c) The information set forth in “Special Factors — Section 1. Background to the Offer”, “Special Factors — Section 4. Position of the Purchaser, Holding Company, and the Continuing Investors Regarding Fairness of the Offer and the Merger”, “Special Factors — Section 5. Preliminary Report of Stifel Nicolaus to Purchaser”, and “The Tender Offer — Section 14. Fees and Expenses” of the Offer to Purchase is incorporated herein by reference.
ITEM 10. SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.
(c) The information set forth in “The Tender Offer — Section 14. Fees and Expenses” of the Offer to Purchase is incorporated herein by reference.
ITEM 12. THE SOLICITATION OR RECOMMENDATION.
(d), (e) The information set forth in “Special Factors — Section 1. Background of the Offer” and “Special Factors — Section 8. Transactions and Arrangements Concerning the Class A Shares” of the Offer to Purchase is incorporated herein by reference.
ITEM 13. FINANCIAL INFORMATION.
(a)(1)-(2), (4), (b) The information set forth in “The Tender Offer — Section 7. Certain Information Concerning U.S. Xpress” of the Offer to Purchase is incorporated herein by reference. In addition, U.S. Xpress’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006 and U.S. Xpress’s Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2007 and June 30, 2007 are incorporated herein by reference.

(a)(3) Not applicable.
ITEM 14. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.
(b) The information set forth in “Questions and Answers about the Offer,” “Special Factors — Section 1. Background of the Offer,” and “Special Factors — Section 2. Purpose of the Offer; Purchaser’s Plans for U.S. Xpress; Consideration of Alternatives” of “The Tender Offer — Section 14. Fees and Expense” of the Offer to Purchase is incorporated herein by reference.
ITEM 16. EXHIBITS
(c)	Preliminary Report of Stifel, Nicolaus & Company to Mountain Lake Acquisition Company.

(f)	Sections 92A.300 through 92A.500 of the Nevada Revised Statutes (included as Schedule C of the Offer to Purchase filed herewith as Exhibit (a)(1)(i)).

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NEW MOUNTAIN LAKE ACQUISITION COMPANY

By:	/s/Patrick E. Quinn
Name:	Patrick E. Quinn
Title:	Chairman of the Board and President

By:	/s/Max L. Fuller
Name:	Max L. Fuller
Title:	Chairman of the Board and Chief Executive Officer

NEW MOUNTAIN LAKE HOLDINGS, LLC

By:	/s/Patrick E. Quinn
Name:	Patrick E. Quinn
Title:	Chairman of the Board and President

By:	/s/Max L. Fuller
Name:	Max L. Fuller
Title:	Chairman of the Board and Chief Executive Officert

PATRICK E. QUINN

/s/ Patrick E. Quinn

MAX L. FULLER

/s/Max L. Fuller

QUINN FAMILY PARTNERS

By:	/s/ Anna Marie Quinn
Name:	Anna Marie Quinn
Title:	Managing Partner

MAX FULLER FAMILY LIMITED PARTNERSHIP

By:	/s/ Janice B. Fuller
Name:	Janice B. Fuller
Title:	General Partner
     Date: September 12, 2007

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

(a)(1)(i)	Offer to Purchase dated September 12, 2007.*

(a)(1)(ii)	Letter of Transmittal.*

(a)(1)(iii)	Notice of Guaranteed Delivery.*

(a)(1)(iv)	Letter from the Dealer Manager to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(v)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(vi)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(1)(vii)	Form of Summary Advertisement, published in Investor’s Business Daily on September 12, 2007.*

(a)(1)(viii)	Trustee Direction Form.*

(a)(1)(ix)	Form of Letter to Participants in U.S. Xpress’s 401(K) Retirement and Savings Plan.*

(a)(1)(x)	Text of Press Release issued by Patrick E. Quinn and Max L. Fuller, on behalf of their corporation, Mountain Lake Acquisition Company on June 22, 2007 (incorporated by reference to Exhibit 99.1 of the Schedule TO filed by Mountain Lake Holding Company, Mountain Lake Acquisition Company, Patrick E. Quinn, and Max L. Fuller on June 22, 2007 (File No. 005-44771)).

(a)(1)(xi)	Memorandum, including questions and answers, made available by Patrick E. Quinn and Max L. Fuller to U.S. Xpress Enterprises, Inc.’s employees, dated June 22, 2007 (incorporated by reference to Exhibit 99.3 of Schedule TO filed by Mountain Lake Holding Company, Mountain Lake Acquisition Company, Patrick E. Quinn, and Max L. Fuller on June 22, 2007 (File No. 005-44771)).

(a)(1)(xii)	Proposal letter to the Board of Directors of U.S. Xpress Enterprises, Inc. from Patrick E. Quinn and Max L. Fuller, on behalf of their corporation, Mountain Lake Acquisition Company, on June 22, 2007 (incorporated by reference to Exhibit 99.1 of Schedule TO filed by Mountain Lake Holding Company, Mountain Lake Acquisition Company, Patrick E. Quinn, and Max L. Fuller on June 22, 2007 (File No. 005-44771)).

(a)(1)(xiii)	Text of Press Release issued by Patrick E. Quinn and Max L. Fuller, on behalf of their corporation, New Mountain Lake Acquisition Company, on September 10, 2007 (incorporated by reference to Exhibit 99.1 of Schedule TO filed by New Mountain Lake Holdings, LLC, New Mountain Lake Acquisition Company, Quinn Family Partners, Max Fuller Family Limited Partnership, Patrick E. Quinn, and Max L. Fuller on September 11, 2007 (File No. 005-44771)).

(a)(5)	Complaint of Ronald S. Wiesenthal, individually and on behalf of all others similarly situated, against U.S. Xpress Enterprises, Inc., et al., Case No. 07 01958, filed in the District Court of Washoe County, Nevada on August 28, 2007.*

(b)(i)	Financing Commitment letter, dated June 22, 2007, from SunTrust Bank and SunTrust Capital Markets Inc. to Mountain Lake Acquisition Company (incorporated by reference to Exhibit 4 of Schedule 13D filed by Patrick E. Quinn, Max L. Fuller, Quinn Family Partnership, Max Fuller Limited Partnership, LLP, and Mountain Lake Acquisition Company on June 22, 2007 (as amended by Amendment No. 1 to Schedule 13D filed on June 25, 2007 (File No. 005-44771)).

(b)(ii)	Restated Financing Commitment letter, dated September 7, 2007, from SunTrust Bank and SunTrust Robinson Humphrey, Inc. to New Mountain Lake Acquisition Company (incorporated by reference to Exhibit 2 of Amendment No. 2 to Schedule 13D filed by New Mountain Lake Holdings, LLC, New Mountain Lake Acquisition Company, Patrick E. Quinn, Max L. Fuller, Quinn Family Partners, and the Mac Fuller Family Limited Partnership on September 11, 2007 (File No. 005-44771)).

(c)	Preliminary Report of Stifel, Nicolaus & Company to Mountain Lake Acquisition Company.*

(d)(i)	Agreement of Right of First Refusal with regard to Class B Shares of U.S. Xpress dated May 11, 1994, by and between Max L. Fuller and Patrick E. Quinn (incorporated by reference to U.S. Xpress’s Registration Statement on Form S-1, filed on May 20, 1994 (File No. 33-79208)).

(d)(ii)	Salary Continuation Agreement dated June 10, 1993, by and between U.S. Xpress and Max L. Fuller

(incorporated by reference to U.S. Xpress’s Registration Statement on Form S-1, filed on May 20, 1994 (File No. 33-79208)).

(d)(iii)	Salary Continuation Agreement dated June 10, 1993, by and between U.S. Xpress and Patrick E. Quinn (incorporated by reference to U.S. Xpress’s Registration Statement on Form S-1, filed on May 20, 1994 (File No. 33-79208)).

(d)(iv)	Lease dated January 28, 1994, by and between Patrick E. Quinn and Max L. Fuller, as lessors, and U.S. Xpress, as lessee, for certain real property situated in the County of Whitfield, State of Georgia (incorporated by reference to U.S. Xpress’s quarterly report on Form 10-Q, filed on November 9, 2004 (File No. 000-24806)).

(d)(v)	Assignment of Lease and Estoppel Agreement dated August 31, 1995, by and among Patrick E. Quinn, Max L. Fuller, Q & F Realty, LLC, and U.S. Xpress, for certain real property situated in the County of Whitfield, State of Georgia (incorporated by reference to U.S. Xpress’s quarterly report on Form 10-Q, filed on November 9, 2004 (File No. 000-24806)).

(d)(vi)	Amendment to Lease dated December 1, 1995, by and between Q & F Realty, LLC and U.S. Xpress, for certain real property situated in the County of Whitfield, State of Georgia (incorporated by reference to U.S. Xpress’s quarterly report on Form 10-Q, filed on November 9, 2004 (File No. 000-24806)).

(d)(vii)	Lease dated January 28, 1994, by and between Patrick E. Quinn and Max L. Fuller, as lessors, and U.S. Xpress, as lessee, for certain real property situated in the County of Canadian, State of Oklahoma (incorporated by reference to U.S. Xpress’s quarterly report on Form 10-Q, filed on November 9, 2004 (File No. 000-24806)).

(d)(viii)	Assignment of Lease and Estoppel Agreement dated August 31, 1995, by and among Patrick E. Quinn, Max L. Fuller, Q & F Realty, LLC, and U.S. Xpress, for certain real property situated in the County of Canadian, State of Oklahoma (incorporated by reference to U.S. Xpress’s quarterly report on Form 10-Q, filed on November 9, 2004 (File No. 000-24806)).

(d)(ix)	Lease dated March 1, 1994, by and between Patrick E. Quinn and Max L. Fuller, as lessors, and Crown Transport Systems, Inc., as lessee, for certain real property situated in the County of Whitfield, State of Georgia (incorporated by reference to U.S. Xpress’s quarterly report on Form 10-Q, filed on November 9, 2004 (File No. 000-24806)).

(d)(x)	Assignment of Lease and Estoppel Agreement dated August 31, 1995, by and among Patrick E. Quinn, Max L. Fuller, Q & F Realty, LLC, and Crown Transport Systems, Inc., for certain real property situated in the County of Whitfield, State of Georgia (incorporated by reference to U.S. Xpress’s quarterly report on Form 10-Q, filed on November 9, 2004 (File No. 000-24806)).

(d)(xi)	Certified Resolutions of the Special Review Committee of the Board of Directors of U.S. Xpress Enterprises, Inc. adopted at a meeting held on July 27, 2007.*

(d)(xii)	Escrow Agreement dated August 23, 2007, by and among the Company, LaSalle Bank National Association, James E. Hall, Robert J. Sudderth, John W. Murrey, III, Max L. Fuller and Patrick E. Quinn.*

(d)(xiii)	Indemnification Agreement dated August 9, 2007, by and between the Company and Max L. Fuller.*

(d)(xiv)	Indemnification Agreement dated August 9, 2007, by and between the Company and Patrick E. Quinn.*

(f)	Sections 92A.300 through 92A.500 of the Nevada Revised Statutes (included as Schedule C of the Offer to Purchase filed herewith as Exhibit (a)(1)(i)).

(g)	Not applicable.

(h)	Not applicable.

*	Filed herewith.